Market Vectors ETF Trust

335 Madison Avenue 19th Floor

New York, NY 10017

June 28, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Laura Hatch

Re:	Market Vectors ETF Trust
(File No. 811-10325)

Dear Ms. Hatch:

Thank you for your telephonic comments regarding various annual reports on Forms N-CSR for Market Vectors ETF Trust (the “Trust”), relating to certain series of the Trust (each, a “Fund” and, together, the “Funds”), filed with the Securities and Exchange Commission (the “SEC”). Below, we provide any responses to or any supplemental explanations of such comments, as requested.

Comment 1.	I note that many Funds seem to utilize a line of credit to borrow money. Please confirm that the prospectus and, if applicable, summary prospectus contains adequate disclosure surrounding this point.
Response 1.	We believe that the disclosure contained in each Fund’s prospectus is adequate.
Comment 2.	In each Fund’s Statements of Operations, please explain what the expense item “Indicative optimized portfolio value fee” refers to?
Response 2.	This refers to the fee paid to the calculator of each Fund’s “indicative optimized portfolio value” which represents the intraday estimated value of a Fund. These calculations are generally updated every 15 seconds throughout the trading day.
Comment 3.	Please ensure that going forward, the hypothetical expense example for a fund with less than six months of actual operations covers the complete six month period, not just the time during the six month period the fund operated.
Response 3.	We note the staff’s comment.

Comment 4.	With respect to the Market Vectors Mortgage REIT Income ETF (the “Fund”), please explain what caused the discrepancy between the net expense ratio disclosed in the financial highlights table included in the Fund’s annual report dated April 30, 2012 and its prospectus dated September 1, 2012.
Response 4.	The net expense ratio contained in the Fund’s prospectus reflects the fact that Van Eck Associates Corporation (the “Adviser”) has agreed to waive fees and/or pay Fund expenses to the extent necessary to prevent the operating expenses of the Fund (excluding interest expense, offering costs, trading expenses, taxes and extraordinary expenses) from exceeding 0.40% of the Fund’s average daily net assets per year until at least September 1, 2013.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2029. Thank you.

Best regards,

/s/ Jonathan R. Simon

Jonathan R. Simon